EXHIBIT 99.2

                          AMERICAN UNITED GLOBAL, INC.

                          4,500 UNITS OFFERED PURSUANT

                          TO RIGHTS DISTRIBUTED TO EACH

                          HOLDER OF AT LEAST 100 SHARES

                               OF COMMON STOCK OF

                          AMERICAN UNITED GLOBAL, INC.




To Securities Dealers, Commercial Banks, Trust Companies and Other Nominees:

     This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the rights offering by
American United Global, Inc. (the "Company") to each of the Company's shareholders who own at least 100 shares of the Company's common stock ("Common Stock") as of the close of business on ____________, 2002 (the "Record Date"), to acquire up to 4,500 Units, each Unit consisting of a 7.5% Convertible Secured Promissory Note in the principal amount of $666, and 1,332 shares of Common Stock, at a subscription price of $666 per Unit (the "Subscription Price"). The Rights are described in the Prospectus and evidenced by a Subscription Certificate registered in your name or the name of your nominee.

     Each beneficial owner of at least 100 shares of Common Stock registered in your name or the name of your nominee is entitled to one Right for each 100 shares of Common Stock owned by such beneficial owner. Each Right entitles its holder to subscribe for and purchase one Unit for the Subscription Price.

     We are asking you to contact your clients for whom you hold Common Stock registered in your name or in the name of your nominee to obtain instructions with respect to the Rights. Enclosed are copies of the following documents:

1.   A Prospectus for the offering;

2. A form of letter which may be sent by you to your clients on whose account you hold Common Stock registered in your name or the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Rights; and

3.   A Notice of Guaranteed Delivery for Subscription Certificates.


     Your prompt action is requested. The Rights will expire on ____________, 2002, at 5:00 p.m., New York time, unless the subscription period for this rights offering is extended by the Company, in its sole discretion, for up to an additional 30 days (the "Expiration Date").

     To exercise the Rights, a properly completed and executed set of instructions from the beneficial owner to you (unless the guaranteed delivery procedures are complied with) indicating the amount of Subscription Rights to be exercised must be delivered to the Company, as indicated in the Prospectus, prior to the Expiration Date.

     Additional copies of the enclosed materials may be obtained from the Company at PMB 549, 218 Main Street, Kirkland Washington, 98033, Attn: David M. Barnes, CFO. You may call Mr. Barnes at (425) 869-7410.




                                          Very truly yours,



                                          AMERICAN UNITED GLOBAL, INC.